Kenneth Bocking, P.Eng.
Golder Associates Ltd.
6925 Century Avenue, Suite #100
Mississauga, Ontario
L5N 7K2

CONSENT of QUALIFIED PERSON

I, Kenneth Bocking, P.Eng., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada” with an effective date of 28 March 2022 by New Gold Inc.

Dated this 30 March 2022

/s/ Kenneth Bocking
Kenneth Bocking, P.Eng.
Principal
Golder Associates Ltd.